SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                                (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               EAGLE MATERIALS INC
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    26969P207
             -----------------------------------------------------
                                 (CUSIP Number)

                                 April 30, 2006
             -----------------------------------------------------
            (Date Of Event which Requires Filing of this Statement)



Check the following box if a fee is  being paid with this statement [].

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26969P207             13G                    Page 2  of 8 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
       Morgan Stanley
       IRS  #  36-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       0%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
       CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26969P207             13G                    Page 3  of 8 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley Capital Services Inc.
       IRS  #  13-329-2567
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       0%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26969P207                 13G                   Page 4  of  8  Pages

Item 1.     (a)   Name of Issuer:
                  EAGLE MATERIALS INC
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  3811 TURTLE CREEK BLVD
                  SUITE 1100
                  DALLAS, TX 75219
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley
                  (b) Morgan Stanley Capital Services Inc.
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  (a) 1585 Broadway
                      New York, NY 10036

                  (b) 1585 Broadway
                      New York, NY 10036
                  --------------------------------------------------------------
            (c)   Citizenship:
                  Incorporated by reference to Item 4 of the
                  cover page pertaining to each reporting person.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  26969P207
                  --------------------------------------------------------------

Item 3.     (a)   Morgan Stanley is a parent holding company.

            (b) Morgan Stanley Capital Services Inc. is a wholly owned subsidiary of Morgan Stanley.

CUSIP No. 26969P207                 13-G                   Page 5  of  8  Pages


Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

            (a) Morgan Stanley is filing solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

Item 5.     Ownership of Five Percent or Less of a Class.

            (a) As of the date hereof, Morgan Stanley has ceased to be the beneficial owner of more than five percent of the class of securities.

            (b) As of the date hereof, Morgan Stanley Capital Services Inc.
                has ceased to be the beneficial owner of more than five percent of the class of securities.

            Please note this company has reclassified it's shares from Cusip #26969P207 to Cusip #26969P108. Any subsequent filings will be made accordingly under the new cusip.

            See item 4(a)

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Inapplicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 26969P207              13-G                   Page 6  of  8 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       May 10, 2006


Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard/Executive Director, Morgan Stanley & Co.
                            Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY


Date:       May 10, 2006


Signature:  /s/ John A. Roberts
            -----------------------------------------------------------------

Name/Title  John A. Roberts/Vice President, Morgan Stanley Capital
                            Services Inc.
            -----------------------------------------------------------------
            MORGAN STANLEY CAPITAL SERVICES INC.



                       INDEX TO EXHIBITS                               PAGE
                       -----------------                               ----

EXHIBIT 1       Agreement to make a joint filing                          7

EXHIBIT 2       Secretary's Certificate Authorizing Dennine Bullard       8
                to Sign on behalf of Morgan Stanley


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                     EX-99
                             JOINT FILING AGREEMENT


 CUSIP No. 26969P207                13-G                  Page  7 of  8 Pages


                           EXHIBIT 1 TO SCHEDULE 13G
              ---------------------------------------------------


                                 MAY 10, 2006
              ---------------------------------------------------


              MORGAN STANLEY and MORGAN STANLEY CAPITAL SERVICES INC.,

              hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.


           MORGAN STANLEY

           BY: /s/ Dennine Bullard
           --------------------------------------------------------------------
           Dennine Bullard/Executive Director, Morgan Stanley & Co. Incorporated

           MORGAN STANLEY CAPITAL SERVICES INC.

           BY: /s/ John A. Roberts
           --------------------------------------------------------------------
           John A. Roberts/Vice President, Morgan Stanley Capital Services Inc.


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                      EX-99.b
                              SECRETARY'S CERTIFICATE


 CUSIP No. 26969P207                    13-G                  Page 8 of 8 Pages

                                     EXHIBIT 2
                                ------------------

                                  MORGAN STANLEY

                              SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer, a duly elected and acting Assistant Secretary of Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certify as follows:


             (1) Donald G. Kempf, Jr. served as the duly elected Executive
                 Vice President, Chief Legal Officer and Secretary of the Corporation from December 1, 1999 to August 26, 2005;

             (2) Pursuant to Section 7.01 of the Bylaws of the Corporation
                 and resolutions approved by the Board of Directors of the Corporation on September 25, 1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction; and

             (3) Donald G. Kempf signed a Delegation of Authority as of
                 February 23, 2000, which authorized Dennine Bullard to sign reports to be filed under Section 13 and 16 of the Securities Exchange Act of 1934 on behalf of the Corporation. Such authorization is in full force and effect as of this date.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 23rd day of January, 2006.

                                                ______________________________
                                                Charlene R. Herzer
                                                Assistant Secretary